SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated November 11, 2005

Benetton Board approves results for the first nine months of 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 11, 2005

Benetton Board approves results for the first nine months of 2005

CONSOLIDATED REVENUES 1,288 MILLION EURO (UP 2.8%),

NET INCOME 89 MILLION EURO

Ponzano, 11 November 2005 - The Benetton Group Board of Directors today approved the consolidated results for the first nine months of 2005, prepared in accordance with International Financial Reporting Standards (IFRS).

Revenues for the nine months of 2005 were 1,288 million euro, up 2.8%, compared with 1,253 million in the corresponding period of 2004. Revenues for the quarter were 446 million euro, up 13.7% compared with the third quarter of 2004. Revenue performance benefited from the good reception by the market of products in the new collections, especially the 2005 fall/winter collection, as well as from increased revenues in the directly owned stores.

The contribution margin was 468 million euro (36.3% of revenues) substantially in line with the 472 million of the first nine months of 2004, influenced in particular by the further actions undertaken for the development of the network adopted with the 2005 fall/winter collection and, in part, offset by the high production efficiencies achieved.

In the third quarter, the contribution margin increased to 160 million euro (up 4.8%) compared with 152 million in the corresponding quarter of 2004 due to the increased volumes of reorders in the period.

EBIT was 10.7% of revenues (138 million euro) against 12.1% in the first nine months of 2004 (152 million euro).

In the third quarter EBIT was 9.6% of revenues (43 million euro) compared to 12.7% in the same period of the previous year.

Net income for the period was 89 million euro and 6.9 % of revenues, compared with 104 million in the first nine months of 2004.

In the third quarter of 2005, net income was 26 million euro against 35 million in the third quarter of 2004.

Total net Group investments in the first nine months of 2005 were 79 million euro compared with 29 million euro in the first nine months of 2004, mostly dedicated to the sales network and development of new markets.

Free cash flow from normal operations in the first nine months was positive by 56 million euro (negative 62 million excluding the cession of 118 million euro of short term financial assets), compared with a positive amount of 24 million euro in the same period of 2004.

The net financial position was 565 million euro, compared with 592 million as of September 30, 2004 and 441 million euro as of December 31, 2004. The change compared with year-end was due, apart from normal cyclical movements of working capital, to investments made and dividends distributed.

Regarding the 2005 year-end forecast, the management has up-dated its year-end previsions, following the market's good reception of products in the new collections, with revenues forecast around 1,720 million euro, EBIT around 10% and net income around 6%.

For further information and contacts:

Media 0039 0422519036

www.benettongroup.com/press

Investor Relations 0039 0422519412

www.benettongroup.com/investors

Benetton Group results

Consolidated statement of income
	Nine months		Nine months
(millions of euro)	2005	%	2004	%	Change	%
Revenues	1,288	100.0	1,253	100.0	35	2.8
Cost of sales	729	56.6	693	55.3	36	5.2
Gross operating income	559	43.4	560	44.7	(1)	(0.2)
Selling costs	91	7.1	88	7.0	3	3.5
Contribution margin	468	36.3	472	37.7	(4)	(0.9)
General and operating expenses	330	25.6	320	25.6	10	3.2
Earning before interest and taxes (EBIT)	138	10.7	152	12.1	(14)	(9.4)
Financial income/(expenses)	(14)	(1.1)	(16)	(1.2)	2	(15.4)
Foreign currency hedging gains/(losses) and exchange differences	(1)	(0.1)	1	0.1	(2)	n.s.
Income before taxes	123	9.5	137	11.0	(14)	(10.7)
Income taxes	33	2.5	35	2.8	(2)	(6.1)
Net income/(loss) for the period	90	7.0	102	8.2	(12)	(12.2)
attributable to:
- Shareholders of the Parent Company	89	6.9	104	8.3	(15)	(14.6)
- minority Shareholders	1	0.1	(2)	(0.1)	3	n.s.

	3rd quarter		3rd quarter
(millions of euro)	2005	%	2004	%	Change	%
Revenues	446	100.0	392	100.0	54	13.7
Cost of sales	255	57.3	212	54.2	43	20.1
Gross operating income	191	42.7	180	45.8	11	6.1
Selling costs	31	7.0	28	7.0	3	13.5
Contribution margin	160	35.7	152	38.8	8	4.8
General and operating expenses	117	26.1	102	26.1	15	13.8
Earning before interest and taxes (EBIT)	43	9.6	50	12.7	(7)	(13.9)
Financial income/(expenses)	(4)	(0.9)	(6)	(1.5)	2	(32.7)
Foreign currency hedging gains/(losses) and exchange differences	-	-	-	-	-	-
Income before taxes	39	8.7	44	11.2	(5)	(11.2)
Income taxes	12	2.6	10	2.6	2	12.6
Net income/(loss) for the period	27	6.1	34	8.6	(7)	(18.5)
attributable to:
- Shareholders of the Parent Company	26	5.9	35	8.8	(9)	(24.2)
- minority Shareholders	1	0.2	(1)	(0.2)	2	n.s.

Financial situation - highlights

(millions of euro)	09.30.2005	12.31.2004	Change	09.30.2004
Working capital	876	711	165	881
Assets due to be sold	-	8	(8)	-
Tangible and intangible fixed assets	918	910	8	901
Financial fixed assets	24	22	2	19
Other assets/(liabilities)	(4)	3	(7)	(3)
Capital employed	1,814	1,654	160	1,798

Net financial position	565	441	124	592
Total Shareholders' equity	1,249	1,213	36	1,206

Statement of cash flow
	Nine months		Nine months
(millions of euro)	2005		2004
Cash flow provided/(used) by operating activities	17		(72)	(B)
Cash flow provided/(used) by investing activities	39	(A)	21	(C)
Free cash flow	56		(51)

Cash flow provided/(used) by financing activities:
- dividends paid	(62)		(69)
- net change in sources of finance and Shareholders' equity	(152)		(10)
- net change in liquid funds and equivalent resources	158		130
Cash flow provided/(used) by financing activities	(56)		51

(A) Includes receipts from sales of securities of 118 million euro.
(B) Includes the payment of substitute tax of 124.5 million euro.
(C) Includes residual impacts of the sale of the sports equipment segment of 49 million euro.